Sullivan & Worcester LLP	T 202 775 1200
1666 K Street NW	F 202 293 2275
Washington, DC 20006	www.sandw.com

December 30, 2011

VIA EDGAR

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Virtus Equity Trust

(Virtus Mid-Cap Growth Fund)

Proxy Statement on Schedule 14A

CIK 0000034273

File No. 811-00945

Ladies and Gentlemen:

This letter sets forth responses to oral comments received from Brion Thompson of the staff of the Securities and Exchange Commission (the “SEC”) on December 27, 2011 pertaining to the preliminary proxy statement on Schedule 14A that was filed by Virtus Equity Trust (the “Registrant”) on behalf of Virtus Mid-Cap Growth Fund (the “Fund”) on December 21, 2011. Where noted, changes, as applicable, have been made and incorporated into the proxy statement.

1. Comment:	In the third paragraph of page 1 of the proxy statement, please disclose how the costs will be allocated between the Fund and the Adviser.

Response:	The statement has been revised to state that costs will be split evenly between the Fund and the Adviser.

2. Comment:	In the first paragraph of the section “Basis for the Board’s Recommendation” on page 9, please add disclosure about each change to the Fund’s investment strategy and show a comparison between the old and new strategy. Also, please disclose if the change in investment strategy is contingent on the shareholders’ approval of the new subadviser.

Response:	The paragraph has been revised as follows:

The Board believes that Fund shareholders can benefit more from management of the Fund’s assets by the Subadviser, which has favorable performance history following SMID and mid-cap core, and small-cap growth investment strategies. The Board noted that, among the changes to the Fund’s current principal investment strategies that would occur if the Subadvisory Agreement is approved, the Subadviser uses a proprietary model based on fundamental investment analysis

EDGAR Operations Branch

December 30, 2011

and will focus the Fund in a smaller number of investments, rather than the quantitative model used by Harris. The changes in the Fund’s principal investment strategies will be contingent on approval of the Subadviser by the Fund’s shareholders. Following is a comparison of the changes in the Fund’s investment strategies upon the change from Harris to the Subadviser:

Harris	Subadviser
The subadviser’s approach to equity management is process driven, applying quantitative analytics combined with a fundamental overlay in an effort to provide consistent, superior performance results. Based on internal research and extensive academic studies, the subadviser focuses on those companies believed to exhibit improving fundamentals, attractive valuations and increasing investor interest.	The subadviser uses a strategy emphasizing consistently growing, highly profitable, low-debt companies with rising cash flows which the subadviser deems to be of high quality. If a company meets these criteria, the subadviser researches and analyzes that company’s strength of management, its relative competitive position in the industry and its financial structure. A proprietary model is used to determine relative value. Generally, the fund invests in approximately 25-35 securities at any given time.

3. Comment:	Include Tandy-like language in your response letter.

Response:	The requested language is set forth below.

*        *        *

In connection with this filing, the Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its filing of the above-referenced registration statement; (2) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and (3) the Registrant may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Any questions or comments with respect to this filing may be directed to the undersigned at (202) 775-1227.

Sincerely,

/s/ Arie Heijkoop, Jr.
Arie Heijkoop, Jr.

cc:	Ann Flood